EXHIBIT 99.1

3rd Quarter

INTERIM REPORT TO SHAREHOLDERS

for the three and nine months ended July 31, 2016

The Role of Central Fund

To serve investors as “The Sound Monetary Fund”.

To hold gold and silver bullion on a secure basis for the

convenience of investors in the shares of Central Fund.

Investment Policies & Restrictions

The investment policy set by the Board of Directors requires Central Fund of Canada Limited (“Central Fund” or the “Company”) to maintain a minimum of 90% of its net assets in gold and silver bullion of which at least 85% must be in physical form. On July 31, 2016, 98.8% of Central Fund’s net assets were held in gold and silver bullion. Of this bullion, 99.5% was in physical form and 0.5% was in certificate form.

Central Fund’s physical gold and silver bullion holdings may not be loaned, subjected to options or otherwise encumbered in any way.

Safeguards

Central Fund’s bullion is stored on an allocated and fully segregated basis in underground vaults located in Canada, which are controlled by its Custodian, the Canadian Imperial Bank of Commerce (the “Bank”), one of the major Canadian banks.

The Bank may only release any portion of Central Fund’s physical bullion holdings upon receipt of an authorizing resolution of Central Fund’s Board of Directors.

Bullion holdings and Bank vault security are inspected twice annually by Directors and/or Officers of Central Fund. On every occasion, inspections are required to be performed in the presence of both Central Fund’s external auditors and Bank personnel.

Central Fund is subject to the extensive regulations and reporting requirements of the United States Securities and Exchange Commission, two stock exchanges and Canadian provincial securities regulatory authorities.

Conveniences

Central Fund’s Class A shares are listed on the NYSE MKT (CEF) and on the Toronto Stock Exchange (CEF.A in Canadian dollars and CEF.U in U.S. dollars). Making a gold and silver bullion investment through Central Fund is as easy as calling one’s stockbroker or investment dealer or processing the purchase through your online trading account.

The stock exchange listings provide liquid markets for the Class A shares of Central Fund. The bid/ask spread is usually considerably less than the buying and selling prices of outright bullion purchases, especially for small transactions.

Unlike most other forms of gold and silver bullion investment, there are no ownership costs such as handling, storage and insurance paid directly by the investor. As well, there are no bullion assay charges to a shareholder upon the sale or redemption of Class A shares of Central Fund.

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Third Quarter Report

Central Fund currently holds over 98% of its net assets in gold and silver bullion. At July 31, 2016, Central Fund’s gold holdings consisted of 1,664,210 fine ounces of physical gold bullion and 8,435 fine ounces of gold bullion certificates for a total of 1,672,645 fine ounces. Silver holdings consisted of 75,336,953 ounces of physical silver bullion and 307,149 ounces of silver bullion certificates for a total of 75,644,102 ounces. Central Fund continues to fulfill its mandate as “The Sound Monetary Fund”.

On behalf of the Board of Directors:

J.C. Stefan Spicer, Chairman, President & CEO

August 17, 2016

Ian M. T. McAvity R.I.P.

May 20, 1942 to March 15, 2016

The passing of Ian McAvity is the great loss of a principled associate and friend who was a significant builder of Central Fund of Canada Limited. He introduced thousands of investors to the qualities of this company throughout the many years following the establishment of The Sound Monetary Fund in 1983.

Ian was a monetary scholar and an honourable steward during his 33 years of service to Central Fund shareholders as a Director dedicated to their protection. His many constructive contributions as a Director and Committee Member were exemplary.

Management’s Discussion and Analysis (“MD&A”)

The interim financial statements of Central Fund of Canada Limited (“Central Fund” or the “Company”) are prepared and reported in United States (“U.S.”) dollars in accordance with International Accounting Standards (“IAS”) 34 “Interim Financial Reporting” and may not include all of the information required for full annual financial statements. Notes to the financial statements on pages 11 to 20 should be referred to as supplementary information to this discussion and analysis.

Central Fund is a specialized investment holding company which invests primarily in long-term holdings of unencumbered, allocated and physically segregated gold and silver bullion and it does not speculate in gold and silver prices. Central Fund is not an operating entity nor does it have any employees, office facilities or the potential risks thereof. Central Fund retains The Central Group Alberta Ltd (the “Administrator”) to attend to all administrative duties as delegated by the Administrative and Consulting Agreement and as guided by the Board of Directors.

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There are no off-balance sheet items, arrangements, contingencies or obligations. All accounts are fully disclosed and itemized in the interim financial statements.

Certain statements contained in this MD&A constitute forward-looking statements. All forward-looking statements are based on the Company’s beliefs and assumptions based on information available at the time the assumption was made. The use of any of the words “anticipate”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “should”, “believe” and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. The Company believes the expectations reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct. Such forward-looking statements included in this MD&A should not be unduly relied upon. These statements speak only as of the date of this MD&A.

In particular, but without limiting the foregoing, this MD&A contains forward-looking statements pertaining to the expectation that income tax will not be payable on the sale by the Company of gold and silver in 2016 and steps that may be taken by the Company in the Class A Shareholders’ Proceedings.

The material factors and assumptions used to develop these forward-looking statements include, but are not limited to, those referred to in note 3 of the financial statements under “Estimates and Assumptions”.

Actual results could differ materially from those anticipated in these forward-looking statements as a result of the risk factors described in “Risk Factors” in the Company’s 2015 annual MD&A as well as note 11 and 14 of these financial statements.

Financial Results – Changes in Net Assets

Total equity (also referred to as “net assets”) increased by $256.7 million or 7.2% during the three months ended July 31, 2016 primarily as a result of a 4.4% increase in the price of gold per fine ounce and a 12.2% increase in the price of silver per ounce during the period.

Total equity increased by $663.0 million or 21.1% during the nine months ended July 31, 2016 primarily as a result of a 17.5% increase in the price of gold per fine ounce and a 28.2% increase in the price of silver per ounce during the period.

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The following table summarizes selected quarterly financial information (amounts in millions except where stated on a per share or per ounce basis):

	Quarter ended (U.S.$)

	July 31, 2016	Apr. 30, 2016	Jan. 31, 2016	Oct. 31, 2015
Change in unrealized appreciation of holdings	$259.5	$567.5	$(171.1)	$156.8
Net income (loss) inclusive of the change in unrealized appreciation of holdings	$256.7	$580.3	$(174.0)	$152.9
Net income (loss) per Class A share inclusive of the change in unrealized appreciation of holdings	$1.01	$2.28	$(0.69)	$0.60
Total net assets	$3,805.0	$3,548.2	2,968.0	$3,142.0
Gold Price (per fine ounce)	$1,342.00	$1,285.65	$1,111.80	$1,142.35
Silver Price (per ounce)	$20.04	$17.86	$14.08	$15.63

	July 31, 2015	Apr. 30, 2015	Jan. 31, 2015	Oct. 31, 2014
Change in unrealized appreciation of holdings	$(289.6)	$(166.3)	$218.1	$(550.6)
Net income (loss) inclusive of the change in unrealized appreciation of holdings	$(292.6)	$(169.0)	$215.4	$(553.5)
Net income (loss) per Class A share inclusive of the change in unrealized appreciation of holdings	$(1.15)	$(0.66)	$0.85	$(2.17)
Total net assets	$2,991.7	$3,284.2	$3,453.3	$3,237.9
Gold Price (per fine ounce)	$1,098.40	$1,180.25	$1,260.25	$1,164.25
Silver Price (per ounce)	$14.56	$16.52	$16.92	$16.20

Disclosure Controls and Procedures

The Senior Executive Officers have established and implemented disclosure controls and procedures in order to provide reasonable assurance that material information relating to the Company is disclosed on a timely basis. They believe these disclosure controls and procedures have been effective during the nine months ended July 31, 2016.

Outstanding Shares

There were 254,432,713 Class A retractable shares and 40,000 Common shares issued and outstanding at October 31, 2015, July 31, 2016 and August 17, 2016.

Financial Results – Net Income

Central Fund’s earned income objective is secondary to its purpose of holding almost all of its net assets in gold and silver bullion. Generally, Central Fund seeks only to maintain adequate cash reserves to enable it to pay expenses and Class A share dividends. Because gold and silver bullion are not loaned to generate income, in the absence of bullion sales, Central Fund’s realized income is typically a nominal percentage of its net assets.

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Net income, inclusive of the change in unrealized appreciation of holdings, for the three months ended July 31, 2016 was $256.7 million compared to a net loss of $292.6 million for the comparable period in 2015. Net income, inclusive of the change in unrealized appreciation of holdings, for the nine months ended July 31, 2016 was $663.0 million compared to a net loss of $246.2 million for the comparable period in 2015. Normally, the net income (loss) for any reporting periods is primarily the result of the change in the prices of gold and silver bullion during the respective periods. However, on April 25, 2016, the Company sold 22,000 fine ounces of gold bullion (1.30% of gold holdings) at $1,248.30 per ounce and 1,320,000 ounces of silver bullion (1.72% of silver holdings) at $16.9875 per ounce for total proceeds of $49,886,100. The gold and silver were sold in proportionate amounts so as to maintain their current weighting with Central Fund. Though the Company realized a gain of $15,758,511 on these sales, it does not anticipate that there will be any income tax payable.

Certain expenses, such as administration fees and safekeeping fees, vary relative to net asset levels or the quantities and values of the gold and silver bullion held. Administration fees, which are scaled and are calculated monthly based on the total net assets at each month-end, increased by $161,148 and $11,489 respectively during the three and nine-month periods ended July 31, 2016 as compared to the same periods in 2015. Safekeeping fees increased by $77,613 and decreased by $33,452 during the same respective periods. The changes in administration fees were directly due to changes in the levels of average net assets under administration, while the changes in safekeeping fees were directly due to the changes in the prices of gold and silver, during these periods.

Expenses as a percentage of average month-end net assets (the “expense ratio”) for the three-month period ended July 31, 2016 was 0.08% compared to 0.09% for the comparable three-month period in 2015. For the nine-month period ended July 31, 2016, the expense ratio was 0.27% compared to 0.26% for the comparable nine-month period in 2015. For the twelve-month period ended July 31, 2016, the expense ratio was 0.39% compared to 0.34% for the comparable twelve-month period ended July 31, 2015. The increases in the expense ratios for the nine and twelve-month periods were the direct result of costs incurred during fiscal 2016 to address issues related to the Class A Shareholders’ Proceedings (nine months ended July 31, 2016: $708,522; twelve months ended July 31, 2016: $2,164,176). If not for these costs, the expense ratios would have been 0.25% for the nine month period and 0.33% for the twelve-month period ended July 31, 2016.

Liquidity and Capital Resources

All of Central Fund’s assets are liquid. The Company’s liquidity objective is to hold cash and cash equivalents in a safe and conservative manner to generate income primarily to be applied towards expenses and Class A share dividends. The ability of Central Fund to have sufficient cash for expenses and dividend payments, and to meet demands for redemptions (if any), is primarily dependent upon its ability to realize cash flow from its cash equivalents. Should Central Fund not have sufficient cash to meet its needs, portions of Central Fund’s bullion holdings may be sold to fund dividend payments, provide working capital, and pay for redemptions (if any) of Class A shares.

For the nine months ended July 31, 2016, Central Fund’s cash and cash equivalents increased by $38.3 million to $45.8 million. This increase was a result of the proceeds received from the April 25, 2016 sale of gold and silver bullion less amounts incurred to pay expenses, including the costs of the Class A Shareholders’ Proceedings and the year-end Class A share dividend. The Board of Directors and Senior Executive Officers monitor Central Fund’s cash position with an emphasis on maintaining its mandate to hold maximum amounts of gold and silver bullion at all times.

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Administrator and Other Related Party Information

Please refer to Note 9 of the quarterly financial statements.

Class A Shareholders’ Proceedings

During 2015, the Company successfully defended certain meritless actions instituted by 1891868 Alberta Ltd. (“SAM Alberta”) in the Court of Queen’s Bench of Alberta (the “Class A Shareholders Proceedings”), including an application (the “Application”) seeking relief under the Business Corporations Act of Alberta on the ground of oppression, as described in the Company’s annual MD&A for the year ended October 31, 2015. On September 10, 2015, SAM Alberta sought to amend the Application (the “Amended Application”) to add further respondents, to seek leave of the Court to commence a derivative action on behalf of the Company against the then current Directors of the Company, certain former Directors and The Central Group Alberta Ltd., the Administrator, and for other interim relief. On filing of the Amended Application, the Board of Directors of the Company appointed a Special Sub-Committee of independent directors to advise the Board in respect of the proposed derivative action. After consulting with independent legal counsel and considering the matter, this Committee advised the Board that the claims made in the Amended Application and the proposed derivative action are wholly without merit. Almost a year has passed since the filing of the Amended Application and no further steps have been taken by SAM Alberta in respect of the proposed derivative action. The Company is in the process of preparing an application to have the Amended Application of SAM Alberta struck (the “Application to Strike”) and if such application is unsuccessful, it will strenuously oppose the Amended Application. In the proposed derivative action, SAM Alberta seeks an order (i) to bring an action in the name of the Company in respect of alleged breaches by the then current and former Directors of their duties under corporate legislation and in particular with respect to failure to disclose fees paid to a now deceased former director pursuant to a contract with the Administrator (the “Contract”); (ii) for an accounting of profits and/or damages from the then current Directors and former Directors in the amounts paid under the Contract; and (iii) for payment by the then current Directors, former Directors and the Administrator of the amount of $50 million representing amounts paid to the Administrator that are allegedly in excess of the market value of services provided. On September 23, 2015, the Court dismissed SAM Alberta’s oppression claim and its application for the interim relief sought. The application for leave to commence a derivative action was adjourned. All of the meritless allegations of SAM Alberta are fully addressed in the Application to Strike.

The costs incurred by the Company on account of the Class A Shareholders’ Proceedings for the three and nine months ended July 31, 2016 were $76,651 and $708,522 respectively (fiscal year ended October 31, 2015: $1,883,045), primarily for legal and advisory work in relation to the Class A Shareholders’ Proceedings. These costs may be reduced by virtue of a partial recovery of costs as awarded to the Company by the Court. Any potential recovery of costs is not recognized in the financial statements and would not be recognized until the recovery of such costs is virtually certain.

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Normal Course Issuer Bid

On February 24, 2016, the Company received approval from the TSX to commence a normal course issuer bid (“NCIB”) to repurchase and cancel up to 12.7 million of its Class A non-voting shares, representing approximately 5% of the total number of issued and outstanding shares at that time. Any NCIB purchases may be made over the course of a twelve month period and will be subject to the applicable TSX and NYSE rules and securities laws. The timing of purchases, and the actual number of Class A shares to be purchased, will be determined by the Corporation and will be subject to market conditions, share prices and regulatory requirements. As of the date of these financial statements, no Class A shares have been repurchased. A shareholder may obtain a copy of the Notice of Intention to make the NCIB, without charge, by contacting the Company at its head office, Attention: Shareholder and Investor Inquiries.

Additional Information

This MD&A is dated August 17, 2016. Additional information relating to the Company, including its Annual Information Form and 2015 Annual Report, is available on the SEDAR website at www.sedar.com and Central Fund’s website at www.centralfund.com.

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Statements of Financial Position

(expressed in U.S. dollars, unaudited)

	July 31,	October 31,
	2016	2015
	$	$
Net assets:
Gold bullion at market (Notes 2(a) and 5)	2,244,688,776	1,935,876,980
Silver bullion at market (Notes 2(a) and 5)	1,515,907,808	1,202,948,931
Cash and cash equivalents (Notes 2(b) and 6)	45,762,774	7,437,644
Other receivables and prepayments (Note 2(c))	405,615	310,149

Total assets:	3,806,764,973	3,146,573,704

Liabilities:
Dividends payable	-	2,544,327
Accrued liabilities (Notes 2(c), 7 and 9)	1,792,024	2,033,419
Total liabilities	1,792,024	4,577,746

Equity:
Share Capital (Notes 2(d) and 8) Class A shares	2,419,770,678	2,419,770,678
Common shares	19,458	19,458
Retained earnings inclusive of unrealized appreciation of holdings	1,385,182,813	722,205,822
Total equity	3,804,972,949	3,141,995,958
Total liabilities and equity	3,806,764,973	3,146,573,704

Total equity per share: Notes (2(h) and 10)
Class A shares	14.95	12.35
Common shares	11.95	9.35

Exchange rate: U.S. $1.00 = Cdn.	1.3041	1.3083

Total equity per share expressed in Canadian dollars:
Class A shares	19.50	16.15
Common shares	15.59	12.23

See accompanying notes to the financial statements.

On behalf of the Board:

“Bruce D. Heagle”	“Glenn C. Fox”
Director	Director

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Statements of Comprehensive Income (Loss)

(expressed in U.S. dollars, unaudited)

	Three months ended July 31,		Nine months ended July 31,
	2016	2015	2016	2015
	$	$	$	$
Income:
Interest	61,373	7,686	63,967	30,060
Total income	61,373	7,686	63,967	30,060
Expenses:
Administration fees (Note 9)	1,645,482	1,484,334	4,581,869	4,570,380
Safekeeping fees and bank charges	977,993	900,380	2,719,234	2,752,686
Directors’ fees and expenses	58,419	60,306	183,212	163,012
Audit and related regulatory fees	40,141	23,560	95,463	85,054
Shareholder Information	37,464	35,882	141,232	166,612
Stock exchange fees	34,965	35,450	105,542	105,731
Legal fees (Note 9)	18,289	13,898	155,951	50,197
Registrar and transfer agent fees	10,167	13,835	46,249	51,363
Class A Shareholders’ Proceedings	76,651	427,369	708,522	427,369
Foreign exchange loss (gain)	(2,309)	-	(8,779)	-
Total expenses	2,897,262	2,995,014	8,728,495	8,372,404
Net income (loss) from administrative activities	(2,835,889)	(2,987,328)	(8,664,528)	(8,342,344)
Realized gain on sale of bullion	-	-	15,758,511	-
Change in unrealized appreciation of holdings	259,520,772	(289,569,221)	655,883,008	(237,841,003)
Net income (loss) and comprehensive income (loss) inclusive of the change in unrealized appreciation of holdings	256,684,883	(292,556,549)	662,976,991	(246,183,347)

See accompanying notes to the financial statements.

Statements of Changes in Equity

(expressed in U.S. dollars, unaudited)

	Total Shares Outstanding	Share Capital	Retained Earnings	Total Equity
		$	$	$
November 1, 2014	254,472,713	2,419,790,136	818,065,624	3,237,855,760
Net income (loss) for the period			(246,183,347)	(246,183,347)
July 31, 2015	254,472,713	2,419,790,136	571,882,277	2,991,672,413

November 1, 2015	254,472,713	2,419,790,136	722,205,822	3,141,995,958
Net income (loss) for the period			662,976,991	662,976,991
July 31, 2016	254,472,713	2,419,790,136	1,385,182,813	3,804,972,949

See accompanying notes to the financial statements.

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Statements of Cash Flows

(expressed in U.S. dollars, unaudited)

	Nine months ended July 31,
	2016	2015
	$	$
Cash flows from operating activities
Net income (loss)	662,976,991	(246,183,347)
Adjustment to reconcile net income (loss) to net cash used in operating activities:
Change in unrealized appreciation of holdings	(655,883,008)	237,841,003
Realized gain on sale of bullion	(15,758,511)	-
Net changes in operating assets and liabilities:
Decrease (Increase) in other receivables and prepayments	(95,466)	(59,232)
Increase (decrease) in accrued liabilities	(241,395)	(949,709)
Effect of exchange rate change	(15,254)	(27,544)
Net cash used in operating activities	(9,016,643)	(9,378,829)
Cash flows from investing activities	-	-
Proceeds from sale of bullion	49,886,100	-
Dividends paid	(2,544,327)	(2,544,327)
Net increase (decrease) in cash and cash equivalents	38,325,130	(11,923,156)
Beginning of period cash and cash equivalents	7,437,644	23,024,922
Cash and cash equivalents at July 31	45,762,774	11,101,766

See accompanying notes to the financial statements.

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Notes to Financial Statements

For the nine months ended July 31, 2016

(amounts expressed in U.S. dollars unless otherwise stated)

1.	Organization of the Company

Central Fund of Canada Limited (“Central Fund” or the “Company”) was incorporated under the Business Corporations Act, 1961 (Ontario), and was continued under the Business Corporations Act (Alberta) on April 5, 1990.

Central Fund is a specialized, passive holding company with over 98% of its assets held in gold and silver bullion.

Central Fund is a low-cost, convenient facility for the investment ownership of gold and silver bullion.

The Company is authorized to issue an unlimited number of Class A non-voting shares. All issued shares are listed and traded on the New York Stock Exchange MKT (symbol CEF) and the Toronto Stock Exchange (symbol CEF.A in Canadian dollars and CEF.U in U.S. dollars).

The purpose of Central Fund is to acquire, hold and secure gold and silver bullion on behalf of its shareholders. All gold and silver bullion bars are “Good Delivery Bars” as defined by the London Bullion Market Association (“LBMA”), and are stored on an allocated and segregated basis in the highest rated (Class 3) underground treasury vaults of its Custodian, the Canadian Imperial Bank of Commerce, one of the largest banks in Canada.

The Company’s head office is located at 1323 – 15th Avenue S.W. Suite 805, Calgary, Alberta, Canada, T3C 0X8.

The Central Group Alberta Ltd. (the “Administrator”) acts as the administrator of the Company pursuant to an Administrative Services Agreement with the Company.

The financial statements of the Company as at and for the three and nine months ended July 31, 2016 were authorized for issue by the Directors of the Company on August 17, 2016.

2.	Summary of significant accounting policies:

Basis of Preparation

The Company’s interim financial statements have been prepared in accordance with International Accounting Standards (“IAS”) 34 “Interim Financial Reporting”. The interim financial statements may not include all of the information required for full annual financial statements.

These interim financial statements have been prepared on a historical cost basis, except for gold and silver bullion, financial assets and financial liabilities held at fair value through profit or loss, which have been measured at fair value. The financial statements are presented in U.S. dollars and all values are rounded to the nearest dollar unless otherwise indicated.

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(a)	Gold and silver holdings:

Gold and silver bullion, and gold and silver certificates, are measured at fair value by reference to the final daily London Bullion Market Association fixing rates, with realized gains and losses and unrealized appreciation or depreciation of holdings recorded in income based on the IAS 40 Investment Property fair value model, as IAS 40 is the most relevant standard to apply. Investment transactions are accounted for on the trade date.

(b)	Cash and cash equivalents:

Cash and cash equivalents consist of deposits with the Company’s banker, which are not subject to restrictions.

(c)	Other receivables and prepayments and accrued liabilities:

i)	Other receivables and prepayments include all financial assets other than cash and cash equivalents and gold and silver bullion. Prepaid expenses and accrued interest receivable would be included in this category.

ii)	Accrued liabilities include all financial liabilities. Administration fees payable, safekeeping fees payable and other accounts payable would be included in this category.

(d)	Share capital:

The Company has Class A non-voting shares, which are retractable, as well as Common shares, which are not retractable. Due to the discount at which a holder is permitted to retract the shares, as well as the limitations on the circumstances in which retraction is permissible, the Company has determined that the retraction feature should not be included in the assessment of equity classification under IAS 32 Financial Instruments – Presentation.  Accordingly, the Company has classified both the Class A non-voting shares and the Common shares as equity in these financial statements.

(e)	Fees and other expenses:

Fees and other expenses are recognized on an accrual basis.

(f)	Income taxes:

Central Fund is taxed as a “Mutual Fund Corporation” for income tax purposes. The Directors intend to distribute all net realized taxable capital gains and all other taxable income (net of any costs applied to such amounts and any loss carryforwards available) directly earned by Central Fund to its Shareholders and to deduct such distributions for income tax purposes. Accordingly, there is no provision for income taxes.

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(g)	Net loss from administrative activities:

The Company exists for the purpose of holding gold and silver bullion, on an allocated and segregated basis, on behalf of its shareholders. Gold and silver holdings are intended to be permanent assets of the Company and the unrealized appreciation of the gold and silver holdings does not represent distributable earnings. There generally is no intention to sell any of the Company’s gold and silver holdings unless it becomes necessary to generate cash to meet redemptions (if any) and to pay ongoing expenses. The Company currently does not loan, lease or otherwise utilize its gold and silver bullion holdings to generate income and, consequently, the Company expects to incur a net loss from its administration activities.

(h)	Per share calculation:

The calculation of total equity (or the net asset value) per share is based on the number of shares outstanding at the end of the reporting period. Central Fund has no dilutive instruments.

(i)	Functional and presentation currency:

The Company’s functional and presentation currency is the U.S. dollar. The Company’s performance is evaluated, and its liquidity is managed, in U.S. dollars. Therefore, the U.S. dollar is considered to be the currency that best represents the economic effects of the underlying transactions, events and conditions of the Company.

3.	Significant accounting judgments, estimates and assumptions:

The preparation of the Company’s financial statements required the Senior Executive Officers to make judgments, estimates and assumptions that affect the amounts recognized in the financial statements. Uncertainty about these assumptions and estimates could result in outcomes that may require a material adjustment to the carrying amount of the asset or liability affected in future periods.

Judgments

In the process of applying the Company’s accounting policies, Senior Executive Officers have made the following judgments, which have the most significant effect on the amounts in the financial statements:

Going concern

The Company’s Senior Executive Officers have made an assessment of the Company’s ability to continue as a going concern and are satisfied that the Company has the resources to continue in business for the foreseeable future. Furthermore, the Senior Executive Officers are not aware of any material uncertainties that may cast significant doubt upon the Company’s ability to continue as a going concern. Therefore, the financial statements continue to be prepared on a going concern basis.

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Estimates and assumptions

Estimation uncertainties in accounting assumptions at the reporting date that could cause material adjustment to carrying amounts of assets and liabilities within the next financial year are discussed below. The Company based its assumptions and estimates on information available when the financial statements were prepared. However, existing circumstances and assumptions about future developments may change due to market changes or circumstances arising beyond the control of the Company. Such changes are reflected in the assumptions when they occur.

For tax purposes, the Company’s policy is to treat any gains (or losses) from the disposition of gold and silver bullion as capital gains, rather than income (or loss), as the Company is, and intends to continue to be, a long-term passive holder of gold and silver bullion, and generally would only dispose of a portion of its holdings in gold and silver bullion when forced to do so for the purposes of meeting redemptions (if any), share repurchases, or to pay expenses. The Canada Revenue Agency has, however, expressed its opinion that gains (or losses) of mutual fund corporations resulting from transactions in commodities should generally be treated for tax purposes as ordinary income rather than as capital gains, although the treatment in each particular case remains a question of fact to be determined having regard to all the circumstances.

The Company has also applied judgment in concluding that the retraction feature of the Class A non-voting shares should not be included in the assessment referred to in note 2(d).

4.	Segment information:

For administrative purposes, the Company is organized into one main segment, being the passive, long-term holding of gold and silver bullion. It is not an active operating entity, and does not exist primarily to earn income. All of the Company’s activities are interrelated, and each activity is dependent on the others. Accordingly, all significant administrative decisions are based upon an analysis of the Company as one segment. The financial results from this segment are equivalent to the financial statements of the Company as a whole. The Company’s income (or loss) is almost entirely made up of the changes in the value of its gold and silver holdings.

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5.	Gold and silver bullion:

On April 25, 2016, the Company sold 22,000 fine ounces of gold bullion at $1,248.30 per fine ounce and 1,320,000 ounces of silver bullion at $16.9875 per ounce for total proceeds of $49,886,100. The Company realized a gain of $15,758,511 on these sales.

Details of gold and silver bullion holdings are as follows:

		July 31, 2016	October 31, 2015

Gold bullion:
Fine ounces	- 400 oz. bars	1,654,851	1,673,329
	- 100 oz. bars	9,359	12,889
	- bank certificates	8,435	8,427
Total fine ounces		1,672,645	1,694,645
Average Cost	- per fine ounce	$799.66	$799.66
Cost		$1,337,553,042	$1,355,145,634
Market	- per fine ounce	$1,342.00	$1,142.35
Market value		$2,244,688,776	$1,935,876,980

Silver bullion:
Ounces	- 1,000 oz. bars	75,336,953	76,584,499
	- bank certificates	307,149	379,603
Total ounces		75,644,102	76,964,102
Average Cost	- per ounce	$12.53	$12.53
Cost		$947,556,383	$964,091,381
Market	- per ounce	$20.04	$15.63
Market value		$1,515,907,808	$1,202,948,931

6.	Cash and cash equivalents:

As at July 31, 2016, cash deposits of $45,762,774 were held in a Canadian bank at a variable interest rate of 0.50% per annum.

As at October 31, 2015, the Company held one Canadian dollar flexible GIC deposit with a Schedule 1 Canadian bank in the amount of $77,319 (Cdn. $101,150) bearing interest at a rate of 0.85% per annum with a maturity date of February 16, 2016. As at October 31, 2015, cash deposits of $7,360,325 were held in a Canadian bank at a variable interest rate of 0.25% per annum.

7.	Fair value of financial instruments:

As at July 31, 2016 and October 31, 2015, due to the short-term nature of financial assets and financial liabilities recorded at cost, it is assumed that the carrying amount of those instruments approximates their fair value.

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8.	Share capital:

The authorized share capital consists of an unlimited number of Class A non-voting shares without nominal or par value and 50,000 Common shares without nominal or par value. There were 254,432,713 Class A shares, which are retractable, and 40,000 Common shares issued and outstanding at July 31, 2016 and October 31, 2015. The Class A shares are entitled to U.S. $3.00 per share on liquidation, before any remaining net assets are attributed equally to each Class A share and Common share then outstanding.

Since October 1989, holders of the Company’s Class A shares have had the option to require the Company to redeem their Class A shares on the last day of each fiscal quarter of the Company (each a “Retraction Date”) for 80% of the Company’s net asset value per Class A share on the Retraction Date. Class A shareholders who wish to exercise this retraction right must submit their written redemption request at least 90 days prior to the desired Retraction Date. Since adoption of this redemption feature, no shareholders have submitted redemption requests.

The stated capital and recorded capital of the Company as at July 31, 2016 and October 31, 2015 was as follows:

	July 31, 2016	October 31, 2015
Stated capital
Class A shares: 254,432,713	$2,434,715,140	$2,434,715,140
Share issue costs	(14,944,462)	(14,944,462)
Recorded capital
Class A shares: 254,432,713	2,419,770,678	2,419,770,678
40,000 Common shares	19,458	19,458
Share capital	$2,419,790,136	$2,419,790,136
Weighted average Class A and Common shares outstanding	254,472,713	254,472,713

Normal Course Issuer Bid

On February 26, 2016, the Company received approval from the TSX to commence a normal course issuer bid (“NCIB”) to repurchase and cancel up to 12.7 million of its Class A non-voting shares, representing approximately 5% of the total number of issued and outstanding shares at that time. Any NCIB purchases may be made over the course of a twelve month period and will be subject to the applicable TSX and NYSE rules and securities laws. The timing of purchases, and actual number of Class A shares to be purchased, will be determined by the Corporation and will be subject to market conditions, share prices and regulatory requirements. All purchased shares will be cancelled. As of the date of these financial statements, no Class A shares have been re-purchased.

Funding for the purchase of Class A shares, which will only occur when such shares are trading at a discount to their net asset value per share, will come from sales of existing gold and silver bullion holdings to the extent necessary. On April 25, 2016, the Company sold 22,000 fine ounces of gold bullion and 1,320,000 ounces of silver bullion.

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9.	Related party transactions and fees:

Central Fund has no employees. It is party to an Administrative and Consulting Agreement with The Central Group Alberta Ltd., which is related to the Company through four of its officers and directors. The Central Group Alberta Ltd., which acts as Administrator, has operating offices with employees, advisors and consultants who provide administrative and consulting services to the Company. For such services, the Company pays an administrative and consulting fee, payable monthly, until at least October 31, 2018, at an annual rate of: 0.30% on the first $400 million of total net assets; 0.20% on the next $600 million of total net assets; and 0.15% on total net assets exceeding one billion dollars.

The late Mr. Ian M.T. McAvity, a member of the Board of Directors from 1983 to February 22, 2016, was not an Officer of the Corporation, or a director, officer or employee of the Administrator. Based on a 1983 agreement with the Administrator, and in lieu of a small minority equity position in the Administrator, he received an annual payment equal to 6% of the administration fee received by the Administrator. In accordance with the provisions of the agreement, Mr. McAvity provided general advice in relation to bullion and currency market trends and developments to the Administrator and the Board of Directors of the Corporation. Fees paid by the Administrator for the three and nine months ended July 31, 2016 were nil and $100,665 respectively (2015: $84,819 and $261,165).

Mr. Michael A. Parente, a member of the Board of Directors, is not an Officer of the Corporation, or a director, officer or employee of the Administrator. He is engaged by the Administrator for the benefit of the Corporation to provide services in respect of ongoing analysis and compliance with the financial reporting requirements of International Financial Reporting Standards and internal control related matters. Fees paid by the Administrator, for the three and nine months ended July 31, 2016 were $9,655 and $28,561 respectively (2015: $10,598 and $30,689).

Included in accrued liabilities at July 31, 2016, is $578,153 (October 31, 2015: $491,137), which relates to that month’s administration fee payable to the Administrator.

For the three and nine months ended July 31, 2016, administration fees of $1,645,482 and $4,581,869 respectively (2015: $1,484,334 and $4,570,380) were paid to the Administrator.

For the three and nine months ended July 31, 2016, the Company incurred fees totaling $17,723 and $131,867 respectively (2015: $8,798 and $34,750) to legal firms of which one of the Company’s officers (and director) is a partner and one of the Company’s officers is the principal. In addition, during the three and nine months ended July 31, 2016, $23,068 and $136,266, respectively, of legal fees were payable to the same legal firms regarding the Class A Shareholders’ Proceedings as described in Note 14. The Board of Directors is of the view that these services were undertaken under similar terms and conditions as services with unrelated parties.

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10.	Financial highlights:

	Three months ended July 31		Nine months ended July 31
	2016	2015	2016	2015
Gold Price (per fine ounce)	$1,342.00	$1,098.40	$1,342.00	$1,098.40
Silver Price (per ounce)	$20.04	$14.56	$20.04	$14.56
Class A per share performance:
Net asset value per share at beginning of period	$13.94	$12.91	$12.35	$12.72
Increase (decrease):
Net income (loss) before the change in unrealized appreciation of holdings	(0.01)	(0.01)	0.03	(0.03)
Change in unrealized appreciation of holdings - gold	0.37	(0.55)	1.28	(0.44)
- silver	0.65	(0.59)	1.29	(0.49)
Total increase (decrease) (1)	1.01	(1.15)	2.61	(0.96)
Net asset value per share at end of period	$14.95	$11.76	$14.95	$11.76
Total return for period	7.2%	(8.9)%	21.1%	(7.5)%
Percentages and supplemental data:
Ratios as a percentage of average net assets:
Expenses (2)	0.08%	0.09%	0.27%	0.26%
Net income (loss) before the change in unrealized appreciation of holdings (2)	(0.08)%	(0.09)%	0.22%	(0.26)%

The increase (decrease) per share is based on the weighted average number of total shares outstanding during the period. The net asset values per share are based on the actual number of total shares outstanding at the end of the relevant reporting period.

(1)	This table is not meant to be a reconciliation of beginning to end of period net asset value per share.
(2)	Ratios not annualized.

11.	Management of financial risks:

The Company has risk management policies and procedures in place to identify risks related to financial instruments and physical assets. The objectives of these policies and procedures are to identify and mitigate risk. The Company’s compliance with these policies and procedures is monitored by the Senior Executive Officers, the Audit Committee and the Board of Directors of the Company. Market fluctuations are unpredictable and outside the control of the Company. New risk factors may emerge from time to time and it is not possible for the Company to predict all such risk factors. The market price for the Class A shares may be above or below the net asset value per Class A share at any time due to market conditions.

Price risk

Price risk is the risk that the price of a security or physical asset may decline. It is possible to calculate the impact that changes in the market prices of gold and silver bullion will have on the Company’s net asset value per Class A share both in U.S. dollars and Cdn. dollars. Assuming as a constant exchange rate the rate which existed on July 31, 2016 of Cdn. $1.3041 for each U.S. dollar together with the holdings of gold and silver bullion which existed on that date, a 10% change in the price of gold would increase or decrease the net asset value per Class A share by approximately U.S. $0.88 per share or Cdn. $1.15 per share. A 10% change in the price of silver would increase or decrease the net asset value per Class A share by approximately U.S. $0.60 per share or Cdn. $0.78 per share. If both gold and silver prices were to change by 10% simultaneously in the same direction, the net asset value per Class A share would increase or decrease by approximately U.S. $1.48 per share or Cdn. $1.93 per share.

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Currency risk

Currency risk is the risk that the value of an asset or liability will fluctuate due to changes in foreign currency exchange rates.

When expressed in U.S. dollars Central Fund’s net asset value per Class A share is largely unaffected by changes in the U.S./Cdn. dollar exchange rate due to the fact that nearly all of Central Fund’s net assets are priced in U.S. dollars. For this same reason, an increase or decrease in the value of the U.S dollar relative to the Cdn. dollar would change the net asset value per Class A share as expressed in Cdn. dollars in the same direction by approximately the same percentage change in the value of the U.S. dollar.

Due to the limited value of transactions initiated in Cdn. dollars throughout the period, a strengthening or weakening of the Cdn. dollar relative to the U.S. dollar applied to balances outstanding at July 31, 2016 would not have had any material impact on the net loss for the nine months then ended, assuming that all other variables, in particular interest rates, remained constant.

Credit risk

Credit risk on financial instruments is the risk of loss occurring as a result of the default of an issuer on its obligation to Central Fund. Credit risk is monitored on an ongoing basis and is managed by the Senior Executive Officers and Directors dealing only with issuers that are believed to be creditworthy.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to generate adequate cash resources to fulfill its payment obligations. The Administrator regards all of Central Fund’s assets as liquid. Central Fund traditionally has maintained sufficient cash reserves to enable it to pay expenses and dividends on its Class A shares.

Furthermore, over 98% of its net assets are in the form of gold and silver bullion which are readily marketable.

12.	Capital stewardship:

The capital of the Company is represented by the issued and outstanding Class A and Common shares and the retained earnings, which comprise the net asset value attributable to participating shareholders. The Board of Directors direct the Administrator to administer the capital of the Company in accordance with the Company’s stated objectives and restrictions stipulated in the Articles of Incorporation as amended, while maintaining sufficient cash to pay the expenses of maintaining the Company and to meet demands for redemption (if any). The Company does not have any externally imposed capital requirements.

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13.	Personnel:

The Company did not employ any personnel during the period, as its affairs were administered by the personnel of the Administrator, Senior Officers and Directors, as applicable.

14.	Class A Shareholders’ Proceedings:

The costs incurred by the Company on account of the Class A Shareholders’ Proceedings for the three and nine months ended July 31, 2016 were $76,651 and $708,522 respectively (fiscal year ended October 31, 2015: $1,883,045), primarily for legal and advisory work in relation to the Class A Shareholders’ Proceedings. These costs may be reduced by virtue of a partial recovery of costs as awarded to the Company by the Court. Any potential recovery of costs is not recognized in the financial statements and would not be recognized until the recovery of such costs is virtually certain.

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Corporate Information

Directors Barry R. Cooper (A)(I) Glenn C. Fox (C)(I)(L) Bruce D. Heagle (A)(C)(I) Michael A. Parente (C)(I) Jason A. Schwandt (A)(I) Dale R. Spackman, Q.C. J.C. Stefan Spicer

Officers

J.C. Stefan Spicer, Chairman, President & CEO

Dale R. Spackman, Q.C., Vice-Chairman

Catherine A. Spackman CPA, CMA, Treasurer & CFO

Teresa E. Poper CB, Assistant Treasurer

John S. Elder, Q.C., Secretary and Counsel

Consultants

Douglas E. Heagle, Retired Director

(A)	-	Member of Audit Committee
(C)	-	Member of Corporate Governance Committee
(I)	-	May be regarded as an independent director under Canadian securities administrators’ guidelines
(L)	-	Lead Director

Administrator The Central Group Alberta Ltd. Calgary, Alberta	Auditors Ernst & Young LLP Canada

Banker Canadian Imperial Bank of Commerce	Custodian Canadian Imperial Bank of Commerce

Legal Counsel Parlee McLaws LLP, Calgary Dentons Canada LLP, Toronto Dorsey & Whitney LLP, Seattle	Registrars and Transfer Agents CST Trust Company, Canada American Stock Transfer & Trust Company LLC, New York

Head Office Hallmark Estates Suite 805, 1323-15th Avenue S.W. Calgary, Alberta T3C 0X8 Telephone (403) 228-5861 Fax (403) 228-2222	Shareholder and Investor Inquiries Administrator, P.O. Box 10050 Ancaster, Ontario L9K 1P2 Telephone (905) 648-7878 Fax (905) 648-4196

Website: www.centralfund.com

E-mail: info@centralfund.com

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Net Asset Summary at July 31, 2016

Class A Shares Stock Exchange Listings

	Electronic Ticker Symbol	Newspaper Quote Symbol

NYSE MKT	CEF	CFCda

The Toronto Stock Exchange	CEF.A in CDN $	CFund A
CEF.U in US $
Cusip number 153501101

Net Asset Value Information

The net asset value per Class A share is calculated daily and is available at www.centralfund.com, or by calling the Administrator’s Investor Inquiries Office at (905) 648-7878, or by sending an email to info@centralfund.com. The net asset value is also published on a regular basis in several financial newspapers.